Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On December 21, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) posted on its intranet a video of CEO Matt Rose interviewing Warren Buffett, CEO of Berkshire Hathaway Inc. (“Berkshire Hathaway”), on matters related to the acquisition by Berkshire Hathaway of BNSF. A transcription of the interview follows:

BNSF VIDEO NEWS Interview with Warren Buffett Interviewer: Matt Rose December 3, 2009
MKR:	Hi, I’m Matt Rose. Welcome to this special edition of BNSF Video News. As you all know, we’ve been in the news a lot with the major announcement that we have the future ownership position of BNSF being acquired by Berkshire Hathaway. So I’ve been asked a lot of questions around, what does this mean for BNSF, what does it mean for the individuals that work for BNSF, what does it mean for customers, and what does it mean for the communities in which we operate? And so I thought, who better to ask these questions to than Warren Buffett, chairman, chief executive officer of Berkshire Hathaway. We have a great treat. We’ve got Warren with us today at this taping, so we’re going to get right into it. I’ve asked about 20 people to send in a number of questions, of “ask-Warren” questions, and they did. They sent in about 150 questions. We’re only going to ask about 15 to 20. We’ll see how we do on time. So let’s get right into it. Again, Warren, welcome, thank you for joining us. The first one is, why BNSF, and why now?

WB:	Well, uh, you know, I love railroads. I mean, you go back 70 years when I used to be going down to Union Station every Sunday, and so I’ve watched it for years. And, and we couldn’t have done this 20 years ago, in terms of the size of Berkshire. But Berkshire piles up. We don’t pay out any dividends, so we pile up 8 or 9 or 10 billion dollars a year, and, and, you know, this is a dream for me, you know, getting a chance to buy a wonderful railroad like this, and uh, uh, you know, I couldn’t be happier about it.

MKR:	So, the next one. In announcing the acquisition, you said it’s an all-in wager on the economic future of the United States. Buffett, who has been building up his rail holdings for several years, said in the statement, I love these events. So would you please just share your perspective and thoughts on the future of the rail industry?

WB:	Well, it has to do well if the country does well, and the country is going to do well. So, you know, I don’t know about next week or next month or even next year, but if you look at the next 50 years, this country is going to grow, it’s going to have more people, it’s going to have more goods moving, and rail is the logical way for many of those goods to travel, and probably a greater percentage all the time, just in terms of, of cost efficiency, in terms of fuel efficiency, in terms of environmentally-friendly. So there’s no way rail is going to lose share, and I think the pie is going to grow, and I think the rail share of the pie is going to grow.

MKR:	So the next question. You said in the past, you’d rather buy a great business at a fair price than a fair business at a great price. What does BNSF meet the definition of a great business?

WB:	Well, it’s a great business in that you know it’s going to be here forever, to start with. I mean, the hula-hoop business came and, you know, went, and then, you know, the pet rocks and all that kind of thing. And even television set manufacturers have, you know, moved over to Japan. All of that sort of thing. The rail business is not going to go anyplace. It’s going to be right here in the United States. There’s going to be four big railroads that are moving more and more goods. So it’s, it’s, it’s a good business. It, it can’t be, it can’t be something like Coca Cola or Google, because it’s, you know, it’s a public service type business, too, and it has, it has a fair amount of regulation that is part of the picture. But it’ll be a good business over time. It will make sense for this country to want railroads to continue to invest more and more money, in terms of expanding and becoming more efficient. So you’re on the side of society, and society will largely be on your side. Not every day, but most of the time.

MKR:	Well, I think our 40,000 employees definitely agree with that. Alright, so the next one. Historically, are companies more profitable after joining Berkshire Hathaway, and if so, why?

WB:	Well, you can run the business exactly as you see fit. You don’t have to please banks. You don’t have to please Wall Street. You don’t have to, you know, you don’t have to please media or anybody else. Basically, it frees up the managers of our businesses to do exactly what they love to do, which is to run their businesses. And, and, and there’s no home really like Berkshire that can offer that.

MKR:	Alright. The next question is, and I didn’t ask this, will Berkshire directly be involved in the management of BNSF, and will the management structure change?

WB:	No, it won’t. It’s very simple. We’ve got 20 people in Omaha, and there isn’t one of them that knows how to run a railroad.

MKR:	Alright, next question. Will this transaction impact employment levels positively or negatively?

WB:	Well, I don’t think it changes anything, really, in that respect. I mean, you’ll be running the railroad, and you’ll run it in an efficient way, and when times are good, you’re going to have more people employed than when times are bad. But nothing in our ownership really has any effect on employment.

MKR:	Okay. So, this came from one of our locomotive engineers. He said, will rail labor have access to you regarding issues? How do you balance negotiating fair wages, health care, and a good work environment with Berkshire Hathaway earnings?

WB:	Well, you’ll do it just like you’ve managed it in terms of BNSF earnings. And there will be no involvement by me or anybody else in Omaha in terms of labor or in terms of purchasing or in terms of what locomotives you buy, anything of the sort. It’s — we bought it because it was well-managed. If, if, if we had to bring management to BNSF, both of us would have been in trouble.

MKR:	Okay. The next question came from our finance group. Will there be a significant, will there be significant BNSF asset sales to pay down the eight-billion-dollar acquisition debt?

WB:	Not a dime. Not a dime.

MKR:	Next question. Will Berkshire continue to invest the capital needed to maintain the BNSF infrastructure?

WB:	Well, it’d be crazy if we didn’t. You know, we’re not going to, we’re not going to buy a business and starve it. You got where you are because you were willing to make the investments ahead of time to pay it off 3, 5, 10 years down the road, and that’s, that’s part of the railroad business, and it’ll stay part of the railroad business.

MKR:	You’ve heard me talk about regulatory risk. We’ve been talking to our employees about that for a number of years. And the question is, uh, what’s your perspective on the regulatory risk in our industry, from what you know about it?

WB:	Well, Matt, it’ll never go away, in the sense that, people, you know, you will always have people that are bothered by what you’re charging, and you know, whether it’s in some farmer in a pasture or wherever. And the very fact that it has a utility aspect to it. Now it has an entrepreneurial aspect to it, too, but it has a utility aspect to it. So it’s always going to be regulated. There always will be some tension between shippers and railroads, and they will all, there will always be some people who will try and use political influence to affect rates. But in the end, the country needs railroads to spend lots and lots and lots of money merely to stay in the same place, but then beyond that, to grow, and, and it would be crazy of society to deny you a reasonable rate of return.

MKR:	Another question from the finance group. Will BNSF capital requests now have to compete internally with other Berkshire interests?

WB:	Not in the least. No.

MKR:	I thought it was a good question. Okay, next question. In 10 years, how will you evaluate the acquisition of BNSF, whether or not it’s been successful?

WB:	Well, I — I’ll measure it against my own standard, which is that I have made a bet on the country doing well. And if I’m wrong on that, that’s my fault and not anybody at BNSF’s fault. But I will look at it how it does compared to other railroads. I’ll look at how railroads are doing versus trucking and all of that. But in the end, I don’t really worry about that very much. I, I’ve seen what’s been done here. I think I know how the country is going to develop. I think the west is going to do well. I’d rather be in the west than the east. So I really don’t have much of a worry about that.

MKR:	The next question is, how should be BNSF support the long-term goals of Berkshire Hathaway, and what expectations have you established for the BNSF management team?

WB:	You should, you should really be doing it as if you had the same 250,000 owners you have now. I mean, their interests are the same, you know, as Berkshire’s will be, and, and I don’t really see any difference. We want this railroad run as well as it can be. We’d love it every, every, every car you can steal away from the Union Pacific [unintelligible], but we want Union Pacific to do well, too. I mean, we’re both going to do well, too. I mean, we’re both going to do well, you know, in the years ahead. And, and, you know, if we thought it needed changing, we wouldn’t be here.

MKR:	Okay, this was a question from one of the employees. I heard Berkshire’s eliminated company-sponsored pension plans at some companies. What are the plans for the BNSF pension plans, and what factors do you take into consideration when evaluating whether to maintain a pension plan at a company you acquire?

WB:	Yeah. That will be up to the management. I mean, there may be changes in benefits that the government legislates. I mean, who would have guessed 401K’s would have come along 40 years ago or something of the sort. But you’ll make those determinations just like you make all other determinations.

MKR:	BNSF has developed a pay structure that encourages employees to take ownership of the company by basing a portion of the compensation on corporate performance. How will this change after the merger?

WB:	Well, the people who have been involved in any kind of a pay-for-performance-type arrangement, whether it’s stock or anything else, will undoubtedly have a pay-for-performance type of compensation, which, you know, you’ll work out, basically.

MKR:	Okay, so there were just a lot of questions on your view of the national economy and philosophy around this. A couple of questions. One, it’s been said recently that the rising national debt may be the next economic crisis. Do you agree, and what should be done about it?

WB:	Well, I actually wrote an article about that a few months ago. I mean, it is a problem, but if, if you sat down at the start of every year going back to 1776, you could have written down a bunch of problems in the United States. We aren’t perfect at avoiding them, but we’re pretty darn good at solving them. I mean, you know, we’ve even had a civil war in this country, you know, let alone a Great Depression, world wars, and flu epidemics and all that sort of thing. So the country always has problems. The country always solves them. And I don’t know whether business comes back in 3 months or 6 months, but I know this: in the next 100 years, we’re probably going to have 50 bad years, I mean 15 bad years in the United States, and we’re probably going to have, you know, another 15 so-so, and we’ll probably have 70 good ones, something like that. I don’t know the order in which they’re going to come, but overall, this country works. We started out with 4 million people in 1790, and look at what we’ve got now. And it’s because of the system.

MKR:	Next question. Do you promote management collaboration among the subsidiary companies?

WB:	Yeah, we, we tell them if they can find ways to do things among themselves that benefit both parties, go to it. But we don’t, we don’t force anything through Omaha. We’ve got, for example, a carpet company that worked out something with our insulation company, Johns Manville, in terms of back hauls, for example. And we’ve got other companies cooperated on getting special discounts by buying computers cause of mass purchasing power. But we’ve never ordered anything from Omaha. We don’t convene people to do that or anything. The managers do get to know each other, and sometimes they figure out things to their mutual advantage.

MKR:	Okay, the next question is, it’s thought that Berkshire Hathaway has not previously invested in heavily-unionized companies. Given that, what are Mr. Buffett’s views of the role of unions in private-sector businesses generally, and at BNSF in particular?

WB:	Yeah, we probably have, I’m sure we have more than a dozen businesses that are, are anywhere from moderately-unionized to very heavily-unionized. The Buffalo News we’ve probably got, I don’t know, 12 or 13 unions. In See’s Candy, we’ve got unions. We’ve got, we’ve got unions at CTB, our farm equipment company. We’ve got lots and lots of unions. And there, you know, we — it’s a question of the industry, to a great extent, and, and uh, and what the management has done in the past, and so on.

MKR:	You’ve acquired some terrific private and family-run companies where the owners have great passion for their business. What traits have made those companies so successful, and how can the BNSF family of 40,000 employees apply those principles in our work and lives?

WB:	Yeah, well, we, we do — we look for companies where the managers are passionate about the business. It makes a real difference. I mean, anybody that’s enthused about something just brings something extra to the decision-making and the work every day. So I wouldn’t, I really wouldn’t be here today unless I thought you were passionate about the business. I mean, it’s crazy to have some bureaucratic type going through the motions every day running a business. It won’t work in America. And, and it’s, it’s an important ingredient. You do find quite often in family businesses, and you probably find it a little less often in, in, in the professionally managed operation, but I’m sure it exists at BNSF.

MR:	Closing comments?

WB:	Closing comments is, I’m happy to be here. This — I had to wait until I was 79, but it’s still a boyhood dream come true.

MKR:	Well, Warren, I get the question a lot, of how life will change. It’s been a little frustrating, I think, for some of our employees, because at the end of the day, truly, this is mainly about corporate structure. Instead of shareholders, we now have Berkshire Hathaway and yourself. What our employees continue to be focused on, of course, every day, is improving safety, getting more freight to the railroad, taking cost out, and, and going deeper into our customer supply chain. And we look forward to a great relationship with Berkshire Hathaway, and we’re delighted that you took this time to come and spend it on our video news, and I’m sure it means a lot to all of our employees. Thanks very much.

WB:	Thanks for inviting me.

[END OF INTERVIEW]